Exhibit (b)(1)

CONFIDENTIAL

September 14, 2010

Ramius Value and Opportunity Advisors LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
Attention: Mr. Jeffrey Smith

Ladies and Gentlemen:

Ramius Value and Opportunity Advisors LLC (including its affiliates, “you” or “Ramius”) has advised RP Management, LLC, Administrator of Royalty Pharma Finance Trust (“Royalty Pharma”, “we” or “us”) that an affiliate of yours (“NewCo”) proposes to commence an all cash tender offer (the “Tender Offer”) for all of the capital stock of Cypress Bioscience, Inc. (“Cypress”).

You have requested that Royalty Pharma commit to purchase from NewCo senior notes (the “Loan Notes”) of NewCo to finance the Tender Offer. As the premier fund dedicated exclusively to purchasing pharmaceutical royalties, we are prepared to commit significant capital to facilitate transactions that result in our acquiring royalty-producing assets. Should you succeed in acquiring Cypress, we are prepared to purchase the Loan Notes on the terms set forth below in order to acquire a half interest in Cypress’ Savella royalty. As you know, we would also be interested acquiring the rest of the royalty if it is sold following the acquisition. Royalty Pharma has in excess of $1 billion in cash on hand for these purposes.

In furtherance of the foregoing, Royalty Pharma is pleased to confirm its commitment to you (the “Commitment”) to purchase up to $125 million in Loan Notes pursuant to documentation in form and substance reasonably satisfactory to us, which shall include the terms and conditions set forth in the attached Term Sheet and such other representations, warranties, conditions, covenants, events of default and other provisions as are customary for transactions of this kind and reasonably satisfactory to us. The purchase of the Loan Notes by Royalty Pharma is referred to herein as the “Loan”. The obligation of Royalty Pharma to purchase the Loan Notes is expressly subject to the terms and conditions set forth herein and in the attached Term Sheet and will exist only upon the execution and delivery of the definitive documentation referred to above, and the satisfaction of the terms and conditions contained therein.

The Commitment may be terminated by Royalty Pharma (a) at any time on or after October 31, 2010; provided that if the Tender Offer shall be pending on such date, the Commitment may not be terminated by Royalty Pharma until the Tender Offer is terminated by NewCo or expires and (b) at any time if you shall have materially breached any of the agreements contained in this Commitment Letter or the attached Term Sheet in any respect. The termination of the Commitment hereunder will not terminate, limit or otherwise affect the indemnification, exculpatory, expense reimbursement, confidentiality, exclusivity and standstill provisions set forth herein. The Commitment is conditioned on (i) execution of mutually satisfactory definitive documentation for the Loan consistent with this Commitment Letter and the Term Sheet, (ii) the absence of any material adverse change or event with respect to Cypress, its assets, its financial condition or the Royalty (as defined in the Term Sheet), and (iii) Ramius and NewCo not amending any material provision or waiving any material term of the Tender Offer without Royalty Pharma’s prior written consent.

CONFIDENTIAL

You hereby agree to indemnify and hold harmless each of Royalty Pharma and its affiliates (including, without limitation, controlling persons) and the directors, officers, employees, advisors and agents of Royalty Pharma (each, an “Indemnified Person”) from and against any and all third party losses, claims, costs, reasonable and documented out-of-pocket expenses, damages (other than indirect, special or consequential damages) or liabilities (or actions or other proceedings commenced or threatened in respect thereof) to the extent they arise out of, result from or in any way relate to this Commitment Letter, the Tender Offer, the Loan or any of the transactions contemplated hereby, and to reimburse each Indemnified Person upon its demand for any reasonable and documented out-of-pocket legal or other expenses incurred in connection with investigating, preparing to defend or defending against, or participating in, any such loss, claim, cost, expense, damage, liability or action or other proceeding (whether or not such Indemnified Person is a party to any action or proceeding), other than any of the foregoing of any Indemnified Person to the extent determined by a final judgment of a court of competent jurisdiction to have resulted by reason of the bad faith, gross negligence or willful misconduct of such Indemnified Person. You also agree that no Indemnified Person (i) shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you for any loss, claim, damages or liability related to, arising out of or in connection with, this Commitment Letter, the Commitment or the matters contemplated hereby, except to the extent that any loss, claim, damage or liability is found in a final judgment by a court of competent jurisdiction to have resulted from such party’s bad faith, gross negligence or willful misconduct; and (ii) shall have any liability to you for any indirect, special or consequential damages related to, arising out of, or in connection with, this Commitment Letter, the Commitment hereunder or the matters contemplated hereby, even if advised of the possibility thereof.

Promptly following the closing of the Tender Offer and the purchase of the Loan Notes by Royalty Pharma, NewCo agrees to pay all reasonable, actual, documented, out-of-pocket fees and expenses of Royalty Pharma (including, without limitation, legal fees and expenses and expenses incurred in connection with Royalty Pharma's due diligence investigation) associated with the transactions contemplated hereunder.

You agree that, for the period of time commencing on the date of this Commitment Letter and continuing through the earlier of (x) 180 days following the date of this Commitment Letter, (y) the closing of both the Tender Offer and the Exchange and (z) the expiration or termination of the Tender Offer without a closing thereunder due to a termination of the Commitment Letter by Newco or Ramius because Royalty Pharma is not ready, willing and able to fund its obligations hereunder or a termination by Royalty Pharma for any reason other than a breach by Newco or Ramius of its obligations hereunder (the “Ramius Exclusivity Period”), none of Ramius, NewCo or any of their affiliates (including any officer or director of Ramius, NewCo or any of their affiliates) shall, and Ramius and NewCo shall use their commercially reasonable efforts to cause their agents and representatives (including any financial advisor, attorney or accountant retained by Ramius, NewCo or any of their affiliates) not to, directly or indirectly, solicit, initiate, encourage or facilitate (including by way of furnishing information or data) any inquiries from a third party or the making of any proposal or offer by a third party with respect to (a) a loan to Ramius, NewCo or any of their affiliates for the purposes of facilitating the Tender Offer or (b) the purchase of any interest in, or the making of any loan or other investment secured by or the returns on which are derived by reference to or are dependent on payments on, the Royalty (collectively, “Solicit”). For purposes of this paragraph, Ramius agrees, and Royalty Pharma acknowledges, that Cowen Healthcare Royalty Management, LLC and the entities it manages shall be deemed a third party and not an affiliate of Ramius and NewCo (i.e., Ramius and NewCo agree that they will not, directly or indirectly, Solicit, Cowen Healthcare Royalty Management, LLC and any of the entities it manages). Notwithstanding the foregoing, Royalty Pharma acknowledges and agrees that Cowen Healthcare Royalty Management LLC and the entities it manages are not subject to any of the restrictions in this Commitment Letter.

CONFIDENTIAL

We agree that, for the period of time commencing on the date of this Commitment Letter and continuing through the earliest of (x) 180 days following the date of this Commitment Letter, (y) the closing of both the Tender Offer and the Exchange and (z) the expiration or termination of the Tender Offer without a closing thereunder (the “Royalty Pharma Exclusivity Period”), neither we nor our affiliates (including any officer or directors of ours or our affiliates) shall, directly or indirectly, alone or in concert with others, solicit, initiate, encourage or facilitate (including by way of furnishing information or data) any inquiries from a third party or the making of any proposal or offer by a third party with respect to (a) any loan to any person or entity to finance or otherwise facilitate a transaction competitive with the Tender Offer, or (b) engage in a transaction competitive with the Tender Offer in any capacity whatsoever.

For the avoidance of doubt, if Ramius, NewCo or any of their affiliates complete the Tender Offer during the Ramius Exclusivity Period and regardless of whether NewCo elects to sell the Loan Notes to us, we shall have the Exchange right as specified under “Exchange Right” in the Term Sheet to acquire a one half interest in the Royalty (as defined in the Term Sheet) for $45 million in Loan Notes (if NewCo elects to sell the Loan Notes to us) or in cash (if NewCo elects not to sell us Loan Notes), which Exchange right is a binding obligation of Ramius, NewCo and their affiliates.

This Commitment Letter is furnished for your benefit, and may not be assigned by you (other than to NewCo or any other affiliate for the purpose of the Tender Offer) or relied on by any other person or entity. This Commitment Letter is delivered to you upon the condition that neither the existence of this Commitment Letter nor any of its contents shall be disclosed by you or any of your affiliates, directly or indirectly, to any other person, except that such existence and contents may be disclosed (i) to your (or NewCo’s or any other affiliate for the purpose of the Tender Offer) directors, officers, employees, advisors and agents, in each case on a confidential and “need-to-know” basis and only in connection with the Tender Offer, (ii) to Cypress and its directors, officers, employees, advisors and agents, in each case on a confidential and “need-to-know” basis and only in connection with the Tender Offer, (iii) in order to satisfy regulatory requirements or other requirements of law, and (iv) if determined by you in good faith to be to prudent, to shareholders in connection with disclosures related to a purchase of shares of Cypress, provided (x) such disclosure also states that the Commitment is subject to various conditions and that no shareholder is entitled to rely upon the Commitment or is a third party beneficiary of the Commitment and (y) you shall, to the extent legally permissible, provide us with 24 hours notice of such disclosure together with a copy of the proposed form of disclosure (or, if your counsel advises that such delay is inadvisable, then at least four hours notice) and take into account in good faith our reasonable comments.

CONFIDENTIAL

Neither the existence of this Commitment Letter nor any of its contents shall be disclosed by us or any of our affiliates, directly or indirectly, to any other person, except that such existence and contents may be disclosed (i) to our directors, officers, investors, employees, advisors and agents, in each case on a confidential and “need-to-know” basis and only in connection with the Tender Offer, and (ii) in order to satisfy regulatory requirements or other requirements of law, provided (x) such disclosure also states that the Commitment is subject to various conditions and (y) we shall, to the extent legally permissible, provide you with 24 hours notice of such disclosure together with a copy of the proposed form of disclosure (or, if our counsel advises that such delay is inadvisable, then at least four hours notice) and take into account in good faith your reasonable comments.

No waiver, amendment or other modification of this Commitment Letter shall be effective unless in writing and signed by both parties. This Commitment Letter together with the Term Sheet sets forth the entire understanding of the parties with respect thereto and supersede any prior versions hereof or thereof. This Commitment Letter shall inure to the benefit of and be binding upon Ramius and Royalty Pharma and their respective successors, heirs and permitted assigns and no other person or entity.

The indemnification, exculpatory, expense reimbursement, confidentiality, exclusivity and standstill provisions of this Commitment Letter shall survive the termination hereof.

This Commitment Letter together with the Term Sheet shall be governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflicts of laws thereof that would apply any other law. Each of Ramius and Royalty Pharma hereby irrevocably agrees that any legal action or proceeding with respect to this Commitment Letter and the Term Sheet shall exclusively be brought in the federal or state courts located in New York County, New York. In the event that any such legal action or proceeding arises out of or relates to a Federal question, then such legal action or proceeding shall be brought in such federal court. In the event of any dispute arising under this Commitment Letter, the substantially prevailing party shall be entitled to recover its expenses relating to such dispute, including reasonable attorneys fees.

CONFIDENTIAL

Please indicate your acceptance of the terms hereof by returning to us executed counterparts of this Commitment Letter not later than 5:00 p.m. Eastern Time, on September __, 2010. This Commitment Letter and the commitment of Royalty Pharma hereunder are conditioned upon your acceptance hereof and our receipt of executed counterparts hereof.

We are pleased to have been given the opportunity to assist you in connection with the Tender Offer.

Very truly yours,

ROYALTY PHARMA FINANCE TRUST

By:	RP Management, LLC, as Administrator

By:	/s/ Pablo Legorreta
Pablo Legorreta
Chief Executive Officer

Accepted and agreed to as of the date first written above:

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC

By:	/s/ Thomas Strauss
	Name:	Thomas Strauss
	Title:	Authorized Signatory

Summary of Terms of Acquisition Financing Offered to
Ramius Value and Opportunity Advisors LLC
by Royalty Pharma Finance Trust

Overview:
Ramius Value and Opportunity Advisors LLC and its affiliates (collectively “Ramius”), through a wholly owned acquisition vehicle (“Newco”), is considering a tender offer (the “Tender Offer”) for all of the Common Stock of Cypress Biosciences, Inc. (“Cypress”).

As a means to finance the Tender Offer, Royalty Pharma Finance Trust and its affiliates (collectively “Royalty Pharma”) agree to purchase up to $125 million in principal amount of loan notes (the “Loan Notes”) issued by Newco under terms similar to those described herein.

The remainder of the purchase price as well as any expenses incurred by Newco will be funded by equity commitments by Ramius and other investors.

Use of Proceeds:	Proceeds from the sale of the Loan Notes will be used by Newco to finance the Tender Offer.

Maturity:	One year, subject to the Exchange Right and Mandatory Repayment, as defined below.

Interest Rate:	14% per annum, payable quarterly in arrears, on the outstanding principal balance.

Security:
Newco’s obligations under the Loan Notes will be secured by all of the capital stock acquired in the Tender Offer and, following the closing of the second step merger, all assets of Cypress. This security interest will be released upon the repayment of all of the Loan Notes (at maturity or in accordance with the provisions under “Exchange Right” and “Mandatory Prepayment” below).

Exchange Right:
Following the closing of the second step merger between Newco and Cypress following the closing of the Tender Offer, Royalty Pharma will exchange (the “Exchange”) $45 million in principal amount of Loan Notes for a one half interest in Cypress’s royalty interest (the “Royalty”) (which shall include all milestone and other payments) in worldwide net sales of Savella® pursuant to the License and Collaboration Agreement by and between Cypress and Forest Laboratories Ireland Limited dated January 9, 2004 (the “License Agreement”).

Royalty Pharma’s obligation to complete the Exchange will be subject to the execution of mutually acceptable definitive documentation relating to the Exchange containing such terms (including representations, warranties, covenants and conditions) as are customary in royalty purchases such as the Exchange.

CONFIDENTIAL

At the closing of the Exchange, Cypress will grant to Royalty Pharma a first priority perfected lien on, and security interest in the License Agreement and the intellectual property and regulatory approvals, clinical data and all other assets to which Cypress has ownership or rights that underlie Savella®. In the event that Ramius distributes out of Cypress its interest in the Royalty, Cypress will grant to Ramius a parri passu security interest in such assets. Cypress may also grant a parri passu security interest in such assets to any other buyers of an interest in the Royalty.

Mandatory Prepayment:
At the closing of the second step merger between Newco and Cypress following closing of the Tender Offer, Cypress (as the survivor of the second step merger between Newco and Cypress) shall be required to prepay all but $45 million of the principal amount of Loan Notes plus accrued interest.

Rank:	The Loan Notes shall be senior indebtedness of Newco.

Documentation; Due Diligence:
The Loan Notes shall be sold pursuant to a note purchase agreement containing representations, warranties, covenants and closing conditions customary in transactions of this sort, including without limitation a prohibition on the incurrence by Newco of any other indebtedness.

Royalty Pharma’s obligation to purchase the Loan Notes will be subject to Royalty Pharma being satisfied in its sole discretion with its due diligence investigation of Cypress, including without limitation the License Agreement and the related IP. Newco and Cypress will provide Royalty Pharma access to all due diligence information reasonably requested by Royalty Pharma.

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